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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2007	2006	2005	2004	2003
Pre-tax income—continuing operations	$132,626	$93,756	$66,383	$77,458	$51,597
Pre-tax income—discontinued operations	—	15,995	15,583	19,010	14,882
Pre-tax gain on sale of discontinued operations	—	77,777	—	—	—

Total pre-tax income	$132,626	$187,528	$81,966	$96,468	$66,479

Fixed charges
Interest expense	$20,480	$12,821	$10,983	$7,903	$4,894
Amortization of debt costs	2,471	917	897	727	2,248
Imputed interest on rent expense	1,927	1,391	1,391	867	633
Interest credited to contractholders	17,819	18,346	19,069	18,617	14,900

Total fixed charges	$42,697	$33,475	$32,340	$28,114	$22,675

Computation
Total earnings and fixed charges	$175,323	$221,003	$114,306	$124,582	$89,154

Ratio of earnings to fixed charges	4.11	6.60	3.53	4.43	3.93

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COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES